06003446

AB 2/28/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2006 WASH, D.C. 205

SEC FILE NUMBER
8- 48962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waveland Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2111 Palomar Airport Road, Suite 130
(No. and Street)

Carlsbad	CA	92011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Sunstein — (760) 603-7707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF Certified Public Accountants, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 28 2006 THOMSON FINANCIAL

PROCESSED MAR 28 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Greer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waveland Capital Partners LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of ORANGE

Subscribed and sworn to before me on 2/14/06

Signature

President

Title

Notary Public

JOHNNY Q. TRUONG
COMM. #1399155
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXPIRES FEB. 8, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WAVELAND SECURITIES, LLC
(Formerly Waveland Securities, LLC)
TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statements of Financial Condition 2
Statements of Operations 3
Statements of Changes in Member's Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6-7

SUPPLEMENTARY SCHEDULES

Computation of Net Capital
under Rule 15c3-1 8
Computation of Reserve Requirements
pursuant to Rule 15c3-3 9
Information Relating to the Possession or
Control Requirements under Rule 15c3-3 10

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL 11-12

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

Member of
Waveland Capital Partners, LLC
Carlsbad, California

We have audited the accompanying statements of financial condition of Waveland Capital Partners, LLC (the "Company"), (formerly Waveland Securities, LLC), (a California limited liability corporation) as of December 31, 2005 and 2004, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waveland Capital Partners, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
January 19, 2005

PKF
Certified Public Accountants
A Professional Corporation

Waveland Capital Partners, LLC
(Formerly Waveland Securities, LLC)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

	2005	2004
Cash	$ 364,176	$ 67,961
Commission receivable	32,476	136,500
Accounts receivable	11,968	10,108
Prepaid expense	1,980	2,604
Due from parent	-	1,344,000
Total current assets	410,600	1,561,173
Deposit with clearing broker	3,500	28,500
Total assets	$ 414,100	$ 1,589,673

LIABILITIES AND MEMBER'S EQUITY

	2005	2004
Commission payable	$ 37,069	$ 125,816
Accounts payable	13,646	-
Total current liabilities	50,715	125,816
MEMBER'S EQUITY		
Member's equity	363,385	1,463,857
Total liabilities and member's equity	$ 414,100	$ 1,589,673

The accompanying notes are an integral part of the financial statements

Waveland Capital Partners, LLC
(Formerly Waveland Securities, LLC)
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenue:		
Fee revenue	$ 5,987,755	$ 2,590,598
Other revenue	79,137	54,529
Total revenue	6,066,892	2,645,127
Cost and expenses:		
Commission expense	3,489,942	1,534,225
General and adminstrative	581,221	76,967
Total costs and expenses	4,071,163	1,611,192
Other income	6,392	447
Income before provision for income taxes	2,002,121	1,034,382
Provision for income taxes	20,690	5,200
Net income	$ 1,981,431	$ 1,029,182

The accompanying notes are an integral part of the financial statements

Waveland Capital Partners, LLC
(Formerly Waveland Securities, LLC)
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Years Ended December 31, 2005 and 2004

	Total
Balance at December 31, 2003	$ 434,675
Net income	1,029,182
Balance at December 31, 2004	1,463,857
Conversion of due from parent to capital distribution	(3,081,903)
Net income	1,981,431
Balance at December 31, 2005	$ 363,385

The accompanying notes are an integral part of the financial statements

Waveland Capital Partners, LLC
(Formerly Waveland Securities, LLC)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,981,431	$ 1,029,182
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:		
Changes in certain assets and liabilities:		
Commission receivable	104,024	(136,500)
Accounts receivable	(1,860)	(1,044,108)
Other assets	25,624	752
Accounts payable	13,646	-
Commission payable	(88,747)	125,816
Net cash provided by (used in) operating activities	2,034,118	(24,858)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's capital withdrawals	(1,737,903)	-
Net cash used in financing activities	(1,737,903)	-
Net increase(decrease) in cash	296,215	(24,858)
Cash at the beginning of the year	67,961	92,819
Cash at the end of the year	$ 364,176	$ 67,961
Cash paid during the year for:		
Taxes	$ 20,690	$ 5,200
Interest	$ -	$ -
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Conversion of due from parent to capital distribution	$ 1,344,000	$ -

The accompanying notes are an integral part of the financial statements

Waveland Capital Partners, LLC
(Formerly Waveland Securities, LLC)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 - ORGANIZATION

Waveland Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company was organized on August 8, 1995 under the name Mercer Global Securities, LLC. In September 2001 the Company was sold to United Equity Holdings, LLC who changed the name to Waveland Securities, LLC. On March 28, 2005, Waveland Securities, LLC changed it's name to Waveland Capital Partners, LLC. The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents include amounts on deposit with financial institutions and investments maturing within 90 days.

Fee revenue, which result from the Company providing investment advisory services for the sale of limited partnership or membership interests under private offerings in the medical device or oil and gas industry and the structuring of joint ventures, are recorded as they are earned.

The Company's financial instruments consist primarily of cash, accounts receivable, prepaid expenses and deposits. These financial instruments are stated at their respective carrying values, which approximate their fair values.

The Company maintains cash balances with a financial institution. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from these instruments.

NOTE 3 -INCOME TAXES

Effective May 29, 2001, the Company elected to be taxed as a Limited Liability Corporation (LLC) in the state of California. Accordingly, revenues and expenses are reported on the members' individual income tax returns, and no provision for federal income taxes is included in the Company's financial statements. The State of California imposes a gross receipts tax on limited liability companies operating in California. For years ended December 31, 2005 and 2004, this tax amounted to $20,690 and $5,200, respectively.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with two affiliates, Waveland Capital Group, the holding company, and Waveland Management Group, a wholly-owed subsidiary of Waveland Capital Group. Waveland Capital Group and Waveland Management Group charged Waveland Capital Partners, LLC for expenses incurred of $492,096 and $0 for the years ended December 31, 2005 and 2004, respectively.

During 2005, the Company paid $1,737,904 in capital distributions to its member. Also during 2005, $1,344,000 which was previously classified as due from parent was recorded as capital distributions.

NOTE 5 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 1500% of its net capital. As of December 31, 2005 and 2004, the Company had net capital of $345,937 and $59,645, respectively. This was $340,937 in excess of its required net capital for 2005 and $51,257 in excess for 2004. The Company's ratio of aggregate indebtedness to net capital was 15% and 211% as of December 31, 2005 and 2004, respectively.

SUPPLEMENTARY INFORMATION

Waveland Capital Partners, LLC
(Formerly Waveland Securities, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

	2005	2004
Total assets	$ 414,100	$ 1,589,673
Total liabilities	50,715	125,816
Member's capital	363,385	1,463,857
Less non-allowable assets:		
Accounts receivable	11,968	29,108
Due from parent	-	1,344,000
Deposits	3,500	28,500
Prepaid expenses	1,980	2,604
Net capital	$ 345,937	$ 59,645

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2005	2004
Minimum net capital required (6-2/3% of aggreate indebtedness or $5,000, whichever is greater)	$ 5,000	$ 8,388
Net capital in excess of amount required	$ 340,937	$ 51,257
Aggregate indebtedness	$ 50,715	$ 125,816
Ratio of aggregate indebtedness to net capital	15%	211%

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OFFORM X-17A-5)

	2005	2004
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 345,937	$ 59,645
Adjustments, net	-	-
Net capital, as adjusted	$ 345,937	$ 59,645

Waveland Capital Partners, LLC
(Formerly Waveland Securities, LLC)
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2005 and 2004

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

Waveland Capital Partners, LLC
(Formerly Waveland Securities, LLC)
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2005 and 2004

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Member of
Waveland Capital Partners, LLC
Carlsbad, California

In planning and performing our audits of the financial statements of Waveland Capital Partners, LLC (formerly Waveland Securities, LLC), as of and for the years ended December 31, 2005 and 2004, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audits of the financial statements of the Company for the years ended December 31, 2005 and 2004, and this report does not affect our report thereon dated January 19, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
January 19, 2005

PKF
Certified Public Accountants
A Professional Corporation